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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)/1/



                              Polymer Group, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  731745 10 5
                          ---------------------------
                                (CUSIP Number)


                               December 31, 1998
-----------------------------------------------------------------------------


            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


          [_]    Rule 13d-1(b)

          [_]    Rule 13d-1(c)

          [X]    Rule 13d-1(d)


_______________

    /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

---------------------                                         -----------------
CUSIP No. 731745 10 5                13G                      Page 2 of 6 Pages
---------------------                                         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      James G. Boyd
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [       ]

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     5
     NUMBER OF
                          478,771 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,861,208 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             478,771 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,861,208 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,339,979 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      13.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a)      Name of Issuer:
               --------------

               Polymer Group, Inc. (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               4838 Jenkins Avenue
               North Charleston, SC 29405

Item 2(a)      Name of Person Filing:
               ---------------------

               James G. Boyd

               The shares of common stock covered by this statement include 478,771 shares held by Mr. Boyd, 3,599,557 shares held by The InterTech Group, Inc. ("InterTech"), and 261,651 shares held by FTG, Inc. ("FTG") (see Item 4). On February 14, 1997, Mr. Boyd filed a joint Schedule 13G (the "Original Schedule 13G") with InterTech and Jerry Zucker.

Item 2(b)      Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               (no changes)

Item 2(c)      Citizenship:
               -----------

               (no changes)

Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.01 per share.

Item 2(e)      CUSIP No.:
               ---------

               731745 10 5

                               Page 3 of 6 Pages
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Item 3         If this statement is filed pursuant to Rules 13d-1(b), or
               ---------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               -----------------------------------------------------

               This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

Item 4         Ownership:
               ---------

          (a)  Amount Beneficially Owned:

               The shares of Common Stock of the Company covered by this Amendment No. 1 include 478,771 shares held by Mr. Boyd, 3,599,557 shares held by InterTech, and 261,651 shares held by FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result shares voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd expressly disclaims beneficial ownership of the shares held by each of InterTech and FTG.

               Mr. Boyd and certain other shareholders of the Company are parties to a voting agreement, dated as of May 15, 1996, as amended (the "Voting Agreement"), as described in the Original
               Schedule 13G. After considering the number of shares directly beneficially owned by Mr. Boyd as revised herein, the parties to the Voting Agreement own approximately 48.3% of the outstanding Common Stock of the Company. As previously disclosed in the Original Schedule 13G, Mr. Boyd disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Voting Agreement.

          (b) Percent of Class: (Based on 32,000,000 shares outstanding as of November 17, 1998)

               Mr. Boyd      13.6%

          (c)  Number of Shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    478,771

               (ii) Shared power to vote or to direct the vote:

                    3,861,208

                               Page 4 of 6 Pages

               (iii) Sole power to dispose or to direct the disposition of:

                     478,771

               (iv)  Shared power to dispose or to direct the disposition of:

                     3,861,208

Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficially owners of more than five percent of the class of securities, check the following [_].

               Not applicable.

Item 6         Ownership of More Than Five Percent on Behalf of Another
               --------------------------------------------------------
               Person:
               ------

               Not applicable.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not applicable.

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not applicable.

Item 9         Notice of Dissolution of Group:
               ------------------------------

               Not applicable.

Item 10        Certification:
               -------------

               Not applicable.

                               Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 8, 1999


                                    /s/ James G. Boyd
                                    -----------------------------
                                    James G. Boyd



                               Page 6 of 6 Pages